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19008217

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2018___ AND ENDING___12/31/2018___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron? Associates INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 GRAND BOULEVARD
(No. and Street)

LEXINGTON	KY	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFFER MOSS & CO., PLLC

(Name – *if individual, state last, first, middle name*)

608 MABRY ROAD	KNOXVILLE	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___NANCY T. BARRON, II_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___NANCY BARRON & ASSOCIATES, INC._____ , as of ___DECEMBER 31_____ , 20 _18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Patrick J. Bradley
NOTARY PUBLIC
State at Large, Kentucky
ID # 613037
My Commission Expires 11/30/2022

_____
Signature

PRESIDENT/CEO
_____
Title

Notary Public   FEB 28 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NANCY BARRON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2018 AND 2017

NANCY BARRON & ASSOCIATES, INC.
LEXINGTON, KENTUCKY

CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 11
Supplemental Information:	
Schedule A - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Exemption from 17 C.F.R. 240.15c3-3 Customer Protection Reserve and Custody of Securities Rule	13
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investment Protection Corporation (SIPC)	14 - 15
Report of Independent Registered Public Accounting Firm	16
Report of Independent Registered Public Accounting Firm on Applying Agreed - Upon Procedures	17

• Certified Public Accountants
•. Business Advisors

p: 865.583.0091
f. 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2018 and 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The supplemental information presents Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC, on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Nancy Barron & Associates, Inc.'s auditor since 2014.
Knoxville, Tennessee
February 27, 2019

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Assets:		
Cash	$ 94,160	$ 106,598
Deposits with clearing organization and others	44,693	58,913
Receivables from brokers, dealers, and clearing organizations	63,709	72,115
Advance to related party	1,110	-
Prepaid expenses	7,484	6,106
Investments	312,311	311,287
Property and equipment (net of accumulated depreciation of $124,773 and $120,589)	15,316	19,500
Total Assets	$ 538,783	$ 574,519

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018	2017
Liabilities:		
Accounts payable	$ 9,190	$ 10,795
Payroll taxes payable	8,845	20,404
Retirement contributions payable	248	248
Accrued income taxes	2,000	1,850
Accrued wages	80,000	90,000
Total Liabilities	100,283	123,297
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized,		
1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized,		
99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	242,897	255,619
Total Stockholder's Equity	438,500	451,222
Total Liabilities and Stockholder's Equity	$ 538,783	$ 574,519

The accompanying notes are an integral part of these financial statements.

	2018	2017
Revenues:		
Revenue from contracts with customers		
Commissions	$ 708,674	589,416
Mutual fund and 12b-1 fees	392,614	334,395
Margin interest	46,767	44,218
Total revenue from contracts with customers	1,148,055	968,029
Dividends and interest	11,887	9,278
Net realized and unrealized gain on investments	1,024	49,537
Net Revenues	1,160,966	1,026,844
Expenses:		
Employee compensation and benefits	847,540	659,717
Other operating expenses	82,852	101,671
Clearing fees	72,540	75,666
Occupancy costs	53,814	53,526
Promotion	13,512	12,706
Communications	8,730	8,350
Depreciation	4,184	5,072
Total Expenses	1,083,172	916,708
Net Income before Income Taxes	77,794	110,136
Provision for Income Taxes	2,155	1,810
Net Income	$ 75,639	$ 108,326

The accompanying notes are an integral part of these financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2017	$ 186,561	$ 9,042	$ 203,293	$ 398,896
Net Income	-	-	108,326	108,326
Distributions	-	-	(56,000)	(56,000)
Balance, December 31, 2017	186,561	9,042	255,619	451,222
Net Income	-	-	75,639	75,639
Distributions	-	-	(88,361)	(88,361)
Balance, December 31, 2018	$ 186,561	$ 9,042	$ 242,897	$ 438,500

The accompanying notes are an integral part of these financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities:		
Net income	$ 75,639	$ 108,326
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	4,184	5,072
Purchase of securities	-	(8,412)
Net realized and unrealized gain on investments	(1,024)	(49,537)
(Increase) Decrease in:		
Deposits with clearing organization and others	14,220	13,105
Receivables from brokers, dealers and clearing organizations	8,406	(19,147)
Advances to related party	(1,110)	706
Prepaid expenses	(1,378)	702
Increase (Decrease) in:		
Accounts payable	(1,605)	(1,392)
Payroll taxes payable	(11,559)	13,988
Accrued income taxes	150	425
Accrued wages	(10,000)	40,000
Net Cash Provided (Used) by Operating Activities	75,923	103,836
Cash Flows From Investing Activities:		
Capital expenditures	-	(5,862)
Net Cash Provided (Used) in Investing Activities	-	(5,862)
Cash Flows From Financing Activities:		
Distributions to stockholder	(88,361)	(56,000)
Net Cash Provided (Used) in Financing Activities	(88,361)	(56,000)
Net Increase (Decrease) in Cash	(12,438)	41,974
Cash, beginning of year	106,598	64,624
Cash, end of year	$ 94,160	$ 106,598
Supplemental Disclosures:		
Cash paid during the year for:		
Income taxes	$ 2,005	$ 1,385

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc., (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Note A - Summary of Significant Accounting Policies (Continued):

Revenue and Trade Accounts Receivable - The Company's primary sources of revenue and trade accounts receivable is through commissions and distribution fees generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes has been made. The Company has recorded a provision for local income taxes based upon its taxable net income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2015. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year.

Note A - Summary of Significant Accounting Policies (Continued):

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $2,000 and $7,739 for the years ended December 31, 2018 and 2017, respectively.

Deposits with Clearing Organization and Others - Deposits with clearing organization and others consist of cash, cash equivalents and other short-term securities.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation as well as the Securities Investor Protection Corporation up to $250,000 per insurer. The Company did not have any significant uninsured cash balances with these financial institutions as of December 31, 2018 and 2017.

Note C - Fair Value Measurements

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own asset assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments are based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial

Note C - Fair Value Measurements (Continued):

instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

The carrying amounts of cash and cash equivalents, receivables, prepaid expenses, payables and accrued expenses as reported in the accompanying Statements of Financial Condition approximate their fair values due to their short-term maturity, to being readily converted to a known amount, or other observable inputs. As such, these instruments are measured using Level 1 inputs.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions and distribution fees earned for the month of December, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business.

Note E - New Accounting Standards Adopted:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. Application of ASC 606 did not result in an adjustment to the opening balance of retained earnings. The comparative information for prior periods has not been adjusted and continues to be reported under the accounting standards in effect for those periods.

NANCY BARRON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Note F - Investments:

Marketable securities owned at December 31, 2018 and 2017, consist of investment securities at quoted market values and are as follows:

2018

	Level 1	Level 2	Level 3	Total
Corporate Stocks and ETFs	$ 210,196	$ -	$ -	$ 210,196
Mutual Funds	102,115	-	-	102,115
	$ 312,311	$ -	$ -	$ 312,311

2017

	Level 1	Level 2	Level 3	Total
Corporate Stocks and ETFs	$ 194,539	$ -	$ -	$ 194,539
Mutual Funds	116,748	-	-	116,748
	$ 311,287	$ -	$ -	$ 311,287

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2018 and 2017, was $134,757 and $134,757, respectively, resulting in a total unrealized gain at December 31, 2018 and 2017, of $177,554 and $176,530, respectively, and an unrealized gain in the current year of $1,024 ($49,537 in 2017). No securities were sold during 2018 or 2017.

Note G - Property and Equipment:

As of December 31, 2018, and 2017, property and equipment consisted of the following:

	2018	2017
Furniture and fixtures	$ 85,352	$ 85,352
Office equipment	18,293	18,293
Leasehold improvements	36,444	36,444
Total Property and Equipment	140,089	140,089
Less: Accumulated Depreciation	(124,773)	(120,589)
Net Property and Equipment	$ 15,316	$ 19,500

Note H - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Employer retirement plan contributions for the years ended December 31, 2018 and 2017, were $22,646 and $16,549, respectively.

Note I - Related Party Transactions:

The Company leases its premises under a month to month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000 ($4,000 per month in 2017). The Company also reimburses the related entity or receives reimbursement from the related entity for expenses such as utilities and maintenance. The Company incurred net expenses related to this agreement of $53,277 and $51,814 for the years ended December 31, 2018 and 2017, respectively. The Company owed the related entity $1,175 and $662 related to this agreement for the years ended December 31, 2018 and 2017, respectively. The related entity owed the Company $1,110 for the reimbursement of shared expenses as of December 31, 2018. There was no amount due the Company for reimbursement of related expenses as of December 31, 2017.

The Company owed the sole shareholder $3,566 and $868 related to the reimbursement of expenses as of December 31, 2018 and 2017, respectively. This amount was in accounts payable as of December 31, 2018 and 2017, respectively.

Note J - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had regulatory net capital of $340,192 and $351,318 as of December 31, 2018 and 2017, respectively. The Company's net capital as of December 31, 2018 and 2017, was $290,192 and $301,318 in excess of its minimum net capital requirement of $50,000, respectively. The Company's net capital ratio was .29 to 1 and .35 to 1 as of December 31, 2018 and 2017, respectively.

Note K - Indemnifications:

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including subcustodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note L - Date of Management's Review:

Management has evaluated events and transactions occurring subsequent to the balance sheet date for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date of the report, which is the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Net Capital:
  Total Stockholder's Equity $ 438,500

  Deductions and/or Charges:

Non-allowable fixed assets	15,316	
Non-allowable receivables from brokers or dealers	26,906	
Prepaid expenses	7,484	
Petty cash	100	
Other non-allowable assets	1,110	
		(50,916)

Net Capital Before Haircuts on Securities Positions   387,584

Haircuts on Securities   47,392

Net Capital $ 340,192

Aggregate Indebtedness:

Accounts payable	$ 9,190	
Payroll taxes and retirement contributions payable	9,093	
Accrued income taxes	2,000	
Accrued wages	80,000	
Total Aggregate Indebtedness		$ 100,283

Computation of Basic Net Capital Requirement
  Minimum net capital required:

    $100,283 divided by 15 or $50,000 minimum $ 50,000

Excess Net Capital $ 290,192

Ratio: Aggregate indebtedness to net capital   .29 to 1

Reconciliation with Company's Computation:
Net capital as reported in Company's Part II (unaudited) FOCUS report $ 340,192
Effect of audit adjustments on accounts included in net capital calculation   -

Net Capital per Above $ 340,192

There is no material difference between the preceeding computation and the Company's corresponding
unaudited Part II of Form X-17A-5 as of December 31, 2018

NANCY BARRON & ASSOCIATES, INC.
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION----RESERVE
AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE
COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

To the best knowledge and belief of Nancy Barron & Associates, Inc. (the company), the company
is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of·
Securities for the year ended December 31, 2018.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(2)(ii). The company is an introducing
broker that clears all transactions with and for customers on a fully disclosed basis with our
clearing broker National Financial Services, LLC, and promptly transmits all customer funds
and securities to the clearing broker which carries all of the accounts of such customers. The
company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the
most recent fiscal year without exception.

Nancy Truxtun Barron, II

President

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*****1956****************MIXED AADC 220
44803  FINRA   DEC
NANCY BARRON & ASSOCIATES INC
160 GRAND BLVD
LEXINGTON, KY 40507-1562
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (Item 2e from page 2) $ _____ *688*

    B. Less payment made with SIPC-6 filed (exclude interest)   (_____ *383*)

      7/23/2018
      Date Paid

    C. Less prior overpayment applied   (_____ —)

    D. Assessment balance due or (overpayment)   _____ *305*

    E. Interest computed on late payment (see Instruction E) for ____ days at 20% per annum   _____ —

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____ *305*

    G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐
      Total (must be same as F above) $ _____ *305*

    H. Overpayment carried forward $(_____ —)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the *15* day of *February* , 20 *19* .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

See accompanying auditors' report.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,160,966_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _1,160,966_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _671,464_

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _72,540_

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _8,356_

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _702,360_

2d. SIPC Net Operating Revenues $ _458,606_

2e. General Assessment @ .0015 $ _688_

(to page 1, line 2.A.)

See accompanying auditors' report.

- 15 -



- Certified Public Accountants
- Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have reviewed management's statements, included in assertions made in Part 11A of Nancy Barron & Associates, Inc.'s (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2018

Tennessee | Kentucky | Indiana

- Certified Public Accountants
- Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of Nancy Barron & Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Nancy Baron & Associates, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2019